United Fire & Casualty Company

118 Second Avenue SE

Cedar Rapids, IA 52407

319.399.5700

Fax: 319.286.2429

November 9, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Mail Stop 6010

Re: United Fire & Casualty Company

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 1, 2005

File No. 002-39621

Dear Mr. Rosenberg:

This letter will serve as the response of United Fire & Casualty Company (the “Company”) to the comments as set forth in the Commission’s letter dated October 26, 2005.

For your convenience, the Staff comments contained in your letter are reprinted, numbered to correspond with the paragraph and page numbers in your October 26, 2005 comment letter, and are followed by management’s response.

STAFF COMMENT:

Critical Accounting Policies, page 25

Future Policy Benefits and Losses … Property and Casualty Insurance Segment, page 26

1.	Please provide us with revisions to the disclosures provided in your response to prior comment two that would address the following:

•	Please include the range of the multiple point estimates generated by the four methods used by your consulting actuary, as we had requested.

•	Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the assumptions would have on your results of operations, financial position and liquidity, as we had requested. While we noted that you disclose the impact if your total reserves changed 10%, a discussion of reasonably likely changes in the underlying assumptions would appear to be consistent with Section V. of Financial Reporting Release 72. Based on your response, it would appear that assumptions related to severity, loss experience, and inflation may warrant this disclosure, along with any other assumptions where reasonably likely changes could have a material impact.

MANAGEMENT RESPONSE:

In response to the Staff’s comment, we would incorporate the following narrative into our future Form 10-K filings.

Of the four different projection methods used by the consulting actuary, the lowest reserve calculation was $382.7 million, and the highest reserve calculation was $472.7 million. Our carried reserves for losses and loss adjustment expenses as of December 31, 2004 were $464.9 million.

The estimates of the liability for unpaid losses and loss adjustment expenses are subject to the effect of trends in claims severity and frequency and are continually reviewed by management. As part of this process, we review historical data and consider various other variables, including anticipated rates of inflation, underwriting policies, changes in the legal and regulatory environment, and the lag time between the occurrence of an insured event and the time until it is ultimately settled. Our claims severity and frequency assumptions are subject to change as actual claims occur and as we gain additional information about the other variables that underlie our assumptions. Accordingly, management reviews and updates these assumptions periodically to assure that the assumptions continue to be valid. If necessary, management makes changes not only in the estimates derived from the use of these assumptions, but also in the assumptions themselves. Due to the inherent uncertainty caused by using assumptions, loss and loss adjustment expense reserve estimates are not exact, and using assumptions can result in estimated losses and loss adjustment expenses that may differ materially from the actual losses and loss adjustment expenses that subsequently emerge. These differences may be favorable or unfavorable.

Given the uncertainty previously described, it is reasonably likely that our actual claims frequency and severity experience would be materially different from our assumptions, resulting in a corresponding impact to our results of operations, financial position, and liquidity.

Losses from our property lines of business such as fire and allied lines (including homeowners) and auto physical damage generally consist of a high volume of low dollar claims. Therefore, frequency is the assumption that would have the most significant impact on our results of operations, financial position and liquidity. If the frequency of claims in our property lines increased (or decreased) by ten percent over a twelve month period (and our other variables did not change), the impact to our results of operations would be an increase (or decrease) in income before income taxes, of $3.7 million. The increase (or decrease) would also impact our financial position, in that our surplus would be increased (or decreased) by an amount equivalent to the increase (or decrease) in net income. Changes in our loss and loss adjustment expense reserves would not have a material impact on our liquidity, because the claims have not yet been paid.

Losses from our liability lines of business, such as automobile liability, workers’ compensation, and other liability, generally consist of a low volume of high dollar claims. Therefore, severity is the assumption that would have the most significant impact on our results of operations, financial position and liquidity. If the severity of claims in our liability lines increased (or decreased) by ten percent over a twelve month period (and our other variables did not change), the impact to our results of operations would be an increase (decrease) in income before taxes, of $39.0 million. The increase (or decrease) would also impact our financial position, in that our surplus would be increased (or decreased) by an amount equivalent to the increase (or decrease) in net income. Changes in our loss and loss adjustment expense reserves would not have a material impact on our liquidity, because the claims have not yet been paid.

Concerning your comment on inflation and the potential for additional disclosure about this particular factor, the effect of anticipated inflation is reflected in our reserves for losses and loss adjustment expenses. However, because inflation is just one of many variables that can impact severity, we do not have a precise method for subsequently evaluating the effect of inflation as a separate factor. Therefore, in our response above we have not quantified the impact of a change in assumption related to inflation.

Should you have any additional questions and/or need additional information please contact Kent Baker, Chief Financial Officer at 319-399-5879 or Dianne Lyons, Controller at 319-399-5723.

Sincerely,

UNITED FIRE & CASUALTY

/s/ John A. Rife
John A. Rife
President and Chief Executive Officer

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